By Facsimile:  (416) 350-6949


Paul M. Stein, Esq.
Cassels Brock & Blackwell LLP
2100 Scotia Plaza
40 King Street West
Toronto, Ontario
M5H 3C2
Telephone:
(416) 869-5300

Re:  	Placer Dome Inc.
	Schedule TO-T filed by Barrick Gold Corporation on November 10, 2005
	File No.005-52643

Dear Mr. Stein:

	We understand that you are representing Goldcorp in the Bid Support and Purchase Agreement with Barrick Gold Corporation and have comments on the tender offer referenced above. Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements.
We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone number listed at the end of this letter.

General

1. We note that Goldcorp played a significant role in initiating, structuring, and negotiating the tender offer with Barrick Gold Corporation, appears to have some control over some of terms of
The tender offer, including, but not limited to any potential increase in offer price, will own assets of the target company, Placer Dome, in the tender offer, and is providing financing for the proposed transaction. Please provide a detailed analysis and background of the offer including the Bid Support and Purchase Agreement
explaining why Goldcorp has not been identified as a bidder on
Barrick Gold`s Forms 425 or has not separately filed Schedules TO-T.
For a list of factors to be considered in determining the bidders in a tender offer, see the section entitled "Identifying the Bidder in a Tender Offer" in the Division of Corporation Finance`s Current Issues Outline, dated November 14, 2000, available on our website at
www.sec.gov.   In this regard, please also note that the
definition of bidder in Rule 14d-1(g)(2) includes any person "on whose behalf a tender offer is made. . . ."  In the alternative, add
Goldcorp to an amended Schedule TO-T promptly, advise us of your intentions with regard to actual dissemination of such amendment to Placer Dome security holders, and proceed with your Forms 425 filings by adding Goldcorp as a bidder in this tender offer. Please inform us what consideration has been given to whether the addition of Goldcorp as a bidder will constitute a material change to the tender offer materials. When preparing your response, please discuss the applicability of the requirements under Rule 14d-4(d)(2) and the number of business days that would need to remain in the offer if Goldcorp is added as a bidder. Advise us of your intentions with regard to actual dissemination of such material amendment in the form of a supplement to Placer Dome security holders.

2. We bring your attention to the requirement that any communications made in connection with an offer registered under the Securities Act of 1933 need be filed as Form 425 filings pursuant to Rule 14d-2 under the Exchange Act. In this regard, we note that Goldcorp issued a press release and held an analysts` call, available via webcast on Goldcorp`s website on the date the offer was announced, each of which would constitute "written communications" relating to the offer that, if Goldcorp is deemed to be a "bidder", would be required to be filed with the Commission. In addition, it appears that Ian Telfer, President and CEO of Goldcorp, has made numerous communication regarding his assessment of the merits of the offer and the likelihood of alternatives emerging. Please file all communications made by Goldcorp and its representatives and provide us with a complete list of such communications made to date and required Form 425 filings.

Closing Comment

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the bidders are in possession of all facts relating to its disclosure, it is responsible for the accuracy and adequacy of the disclosures it has made.

	In connection with responding to our comments, please provide, in writing, a statement from all bidders acknowledging that:

* All bidders are responsible for the adequacy and accuracy of the disclosure in the filings;
* staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and
* the bidders may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

       As appropriate, please amend your documents in response to these comments. You may wish to provide us with marked copies of the amendment, if required, to expedite our review. Please furnish a cover letter with your responses to our comments and provide any requested supplemental information. Detailed cover letters greatly facilitate our review. Please file your cover letter on EDGAR. Please understand that we may have additional comments after reviewing your responses to our comments. In addition, depending upon your response to these comments, a supplement may need to be sent to security holders.

      Please direct any questions to me at (202) 551-3257. You may also contact me via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-3628.


 	               		Very truly yours,



     					Celeste M. Murphy
					Special Counsel
					Office of Mergers and Acquisitions